March 12, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Post Effective Amendment No. 78
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Debra Oneil Johnson of the Division of Investment Management of the Commission with respect to Post Effective Amendment No. 78 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1 (Prospectus – Cover)

Please remove the statement “Harbor Funds is pleased to introduce a new series to its lineup of Strategic Markets Funds” from the Prospectus cover.

Response:	Comment No. 1 is accepted.

COMMENT 2 (Prospectus – Cover)

Please include the class and ticker symbols on the Prospectus cover.

Response:	Comment No. 2 is accepted.

COMMENT 3 (Summary Prospectus Legend)

Please provide the language the Funds intend to use in their 497K (Summary Prospectuses) to satisfy the requirements under Rule 498(b)(1)(v).

Response:	We intend to use the following legend:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.harborfunds.com/prospectus. You can also get this information at no cost by calling 800-422-1050 or by sending an e-mail request to funddocuments@harborfunds.com. If you purchase shares of the Fund through a financial intermediary, the prospectus and other information will also be available from your financial intermediary. The current prospectus and statement of additional information, dated April 1, 2010 are incorporated by referenced into this summary prospectus and may be obtained, free of charge, at the website, phone number or e-mail address noted above.”

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 12, 2010

COMMENT 4 (Prospectus – Table of Contents)

Delete the introductory paragraph from the “Table of Contents”.

Response:	Comment No. 4 is accepted.

COMMENT 5 (Prospectus – Table of Contents)

Delete the paragraphs following the table on the “Table of Contents” page.

Response:	Comment No. 5 is accepted.

The statement “Harbor Funds’ Board of Trustees may change a Fund’s investment goal without shareholder approval” has been moved to the section of the prospectus that is responsive to Item 9(a) of Form N-1A.

The statement “An investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency” has been moved to the Principal Risk section of the Fund.

COMMENT 6 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

Please include a “Shareholder Fees” table.

Response:

Comment No. 6 is not accepted. In accordance with general instruction 1(c) to Item 3 of Form N-1A, we have omitted the Shareholder Fees captions because the Fund does not charge any shareholder fees or expenses covered by the captions.

COMMENT 7 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

Please revise the heading “Distribution and/or Service (12b-1) Fees” within the Annual Fund Operating Expense table to “Distribution and Service (12b-1) Fees”.

Response:

Comment No. 7 is not accepted. The table within Item 3 of Form N-1A provides for the heading as “Distribution and/or Service (12b-1) Fees”. Furthermore, in accordance with the Trust’s Administrative Class Shares Distribution Plan, the fees may be used to pay solely for the distribution of fund shares, solely for the servicing of accounts or a combination of both.

COMMENT 8 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

In the “Annual Fund Operating Expenses” table, please revise the caption “Net Total Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Reimbursement” in accordance with Form N-1A instructions.

Response:	Comment No. 8 is accepted.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 12, 2010

COMMENT 9 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

In the footnote to the “Annual Fund Operating Expenses” table, please describe who can terminate the arrangement and under what circumstances the arrangement can be terminated in accordance with Form N- 1A instructions.

Response:	Comment No. 9 is accepted.

COMMENT 10 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

Please confirm that it is only the “One Year” period within the “Expense Example” that is impacted by the contractual expense limitation.

Response:	We are confirming that the contractual expense limitation is only reflected within the One Year period of the Expense Example.

COMMENT 11 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

Please delete the last sentence of the “Portfolio Turnover” section given this is a new fund.

Response:	Comment No. 11 is accepted.

COMMENT 12 (Prospectus – Fund Summary – Principal Investment Strategy)

Please explain what is meant by “without benchmark constraints” in the principal style characteristics paragraph under the “Principal Investment Strategy”.

Response:

As is consistent with the use of the term “unconstrained” in the Fund’s name, the Fund is intended to be managed in a manner which is not tied to the characteristics or constrains of any particular benchmark index. This means that the Fund may invest more or less heavily in particular types of securities or may maintain an average portfolio duration which may be significantly different than what is represented by broad market fixed income indices, such as the Barclays Capital Aggregate (U.S.) Bond Index (the “Barclays Bond Index”). For example, the Barclays Index has recently maintained an average duration of between 4 and 5 years. The Fund is permitted to maintain an average duration of between minus 3 years and positive 8 years based upon the subadviser’s expectations regarding interest rates.

We believe that there is sufficient disclosure in the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus to adequately inform potential investors as to the unconstrained nature of this Fund.

COMMENT 13 (Prospectus – Fund Summary – Principal Investment Strategy)

Please explain how the Fund’s policy of investing 80% in a diversified portfolio of fixed income instruments is consistent with Rule 35d-1 under the 1940 Act (the “Fund Name Rule”).

Response:

We believe strongly that the Fund’s 80% investment policy is entirely consistent with the requirements of the Fund Name Rule. We believe that the term “bond”, when used in a fund’s name, is widely accepted and commonly understood to indicate that the fund may invest primarily in all types of fixed income instruments.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 12, 2010

As you are aware, the Fund Name Rule provides that a mutual fund with a name that suggests it focuses its investments in a particular type of investment must adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investments suggested by the fund’s name. We note that the use of “bond” in the Fund’s name represents a type of investment (i.e., fixed income as opposed to equity) rather than a particular type of security (i.e., bond as opposed to note). This is entirely consistent with the requirements of the Fund Name Rule, which speaks in terms of types of investment rather than types of securities. We note that Rule 35d-1, as originally proposed, used the language “types of security” and not types of investments in the required 80% policy. The Commission replaced that phrase in the adopted rule with “type of investment”. We believe that change was purposefully made by the Commission to prevent the Fund Name Rule from being applied too narrowly. Under the proposed rule, a fund with the term “bond” in its name would have had to invest 80% of its net assets in bonds (i.e., the same type of security). That would have been inconsistent with what the industry and the public understood “bond” to mean when used in a fund’s name. Under the rule as adopted, the Fund must invest 80% of its net assets in fixed income instruments (i.e., the same type of investment). That important change in language resulted in a rule which more accurately reflects what the industry and the public understand “bond” to mean when used in a fund’s name.

We also note that the Commission, on its website at (http://www.sec.gov/answers/bondfunds.htm), provides the following definition of “Bond Funds” as a service for investors:

“Bond fund” and ‘income fund’ are terms used to describe a type of investment company (mutual fund, closed-end fund, or Unit Investment Trust (UIT)) that invests primarily in bonds or other types of debt securities. Depending on its investment objectives and policies, a bond fund may concentrate its investments in a particular type of bond or debt security—such as government bonds, municipal bonds, corporate bonds, convertible bonds, mortgage-backed securities, zero-coupon bonds—or a mixture of types. The securities that bond funds hold will vary in terms of risk, return, duration, volatility, and other features.”

We believe that the Commission’s definition of “bond fund” captures the commonly understood and widely accepted meaning of “bond” when used in a mutual fund’s name. We believe that the Fund’s 80% investment policy is entirely consistent not only with the letter of the Fund Name Rule but also with the Commission’s own view of what a “bond fund” means.

We note that the use of the term “bond” in this way in a fund’s name has also been specifically accepted by staff of the Commission. In a February 25, 1994 letter from the Division of Investment Management to all registrants, the staff restated its position on the “definition of bond”. In that letter, the staff stated the following:

“The staff has traditionally taken the position that, in the case of a fund that uses the term ‘bond’ in its name, at least 65% of its total assets should be invested in instruments that include the word ‘bond’ or ‘debenture’. Upon further consideration, the staff has come to the conclusion that a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and guide 1 to Form N-1A if it invests at least 65% of its total assets in debt instruments. The prospectus of such a fund should describe what the fund considers to be a “bond” for purposes of its investment policy.”

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 12, 2010

In addition to fully complying with the requirements of the Fund Name Rule, we also believe we are fully complying with the requirements set forth by the staff in that 1994 letter to all registrants. The Fund clearly defines in its prospectus what it considers to be a “bond” for purposes of its investment policy, in this case all types of fixed income instruments. We believe the terms “debt instruments”, as used by the staff, and “fixed income instruments”, as used by the Fund, have the same meaning and are used interchangeably.

We do not believe that the Fund Name Rule, as adopted, in any way conflicted with or overturned the staff’s view of what “bond” means when used in a fund’s name. Instead, the Fund Name Rule simply increased the required percentage of assets which must be invested in debt instruments from 65% of total assets to 80% of net assets. We also note that the definition of “Bond Funds” on the Commission’s website reiterates the staff’s position as set forth in that 1994 letter.

COMMENT 14 (Prospectus – Fund Summary – Principal Investment Strategy)

Please explain how “forwards or derivatives such as options, futures contracts, or swap agreements” represent “fixed income instruments” as described in the Fund’s “Principal Investment Strategy”.

Response:

The Fund may utilize derivative instruments to adjust the Fund’s overall exposure to traditional fixed income characteristics such as duration and credit risk and may hold derivative instruments in place of purchasing certain fixed income securities directly. These derivative instruments derive their value from underlying fixed income securities, such as U.S. Treasury bonds, corporate bonds and various fixed and floating interest rate indices, such as the 3 month LIBOR rate. The subadviser may determine that it is more economical for the Fund to obtain desired fixed income exposures for the Fund’s portfolio through a combination of holding fixed income securities and derivatives based upon fixed income securities than through exposure solely to fixed income securities. The overall effect on the Fund’s portfolio from a fixed income characteristics perspective, however, would be the same. Accordingly, the Fund believes it is appropriate to treat derivative instruments based upon fixed income securities which present for the Fund the same kinds of exposures that traditional fixed income securities would as being a type of “fixed income instrument” for purposes of the Fund’s principal investment policy.

We acknowledge that using derivatives based upon fixed income securities to achieve particular fixed income exposures instead of holding the underlying fixed income securities directly can present different risks for the Fund. For that reason, we have prominently disclosed in the “Principal Investment Strategy” section that the use of such derivative instruments will be a significant part of the Fund’s investment approach. We have similarly included, as a principal risk, the use of derivative instruments.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 12, 2010

COMMENT 15 (Prospectus – Fund Summary – Principal Investment Strategy)

Please explain how the last paragraph under “Principal Investment Strategy” would work in maintaining the Fund’s compliance with its 80% policy.

Response:

As noted in response to Comment 14 above, the Fund considers derivative instruments based upon fixed income securities which present for the Fund the same kinds of exposures as do traditional fixed income securities to be a type of fixed income instrument. As to the reference to the use of purchase and sale contracts and other investment techniques (such as buy backs and dollar rolls), these are also techniques which provide for the Fund the same kind of exposures as do traditional fixed income securities but in ways which the subadviser deems may be more economical than directly owning fixed income securities.

We have, however, clarified the language in that paragraph to indicate that the Fund may invest “substantially” in derivative instruments as opposed to indicating that the Fund may invest “all of its assets” in such derivative instruments. Notwithstanding the question of whether a mutual fund would even be able to invest all of its assets in such derivative instruments and still comply with the various segregation requirements in the Investment Company Act of 1940, the Fund’s investment strategy would not involve investments in derivates to that full extent.

COMMENT 16 (Prospectus – Fund Summary – Principal Risks)

Please revise to make clearer the language within the “Unconstrained strategy risk” paragraph that states “... are not represented in a similar manner or in similar weightings as that of the Fund’s benchmark index or other broad market domestic or foreign fixed income indices”.

Response:	Comment No. 16 is not accepted. We believe the language is clear and consistent with the Fund’s principal style characteristics.

COMMENT 17 (Prospectus – Fund Summary – Principal Risks)

Please delete the “Short sale risk” as a principal risk unless it is referenced as a principal investment strategy in the “Principal Investment Strategy” section.

Response:

Comment No 17 is accepted. Reference to the use of short sales has been added to the “Principal Investment Strategy” section as the use of short sales can be a principal investment strategy of the Fund. Depending upon the subadviser’s assessment of current and future market conditions, the use of short sales may be a significant component of the Fund’s investment strategy. For example, if the subadviser anticipates entering a period of rising interest rates, the subadviser has the flexibility to significantly shorten the duration of the Fund’s portfolio and the subadviser would anticipate utilizing short sales as a principal mechanism to reduce the duration of the Fund’s portfolio. Under other market conditions, the use of short sales by the Fund may be much more limited. However, because of the flexibility intended by the Fund’s unconstrained investment approach, we believe it is important to disclose as a principal investment strategy those investment techniques, such as short sales, which are expected to become a principal part of the Fund’s investment strategy under some but not all market conditions. In that way, investors can be apprised of the potential use of those techniques as a principal investment strategy and of the risks associated with their usage in advance of those market conditions occurring. The alternative approach would be to disclose the use of short sales as a principal strategy only after the market conditions occurred which warranted their usage. However, in that approach, the prospectus disclosure would ultimately lag the actual use of short sales as a principal strategy, and investors would not expect that short sales would be a component of the Fund’s principal investment strategy under some market conditions.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 12, 2010

COMMENT 18 (Prospectus – Fund Summary – Principal Risks)

Please delete the reference to common stock in the “Equities risk” as common stock is not mentioned in the “Principal Investment Strategy” section.

Response:

Comment No. 18 is accepted. Reference to common stock in “Equities risk” has been deleted as the purchase of common stock is not a principal investment strategy of the Fund under any market conditions.

COMMENT 19 (Prospectus – Fund Summary – Management)

Under the heading “Investment Adviser”, delete the disclosure language explaining the manager-of- managers approach.

Response:

Comment No. 19 is not accepted. Harbor Capital Advisors, Inc. and Harbor Funds operate their business pursuant to an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) granting an exemption from Section 15(a) of the Act and Rule 18f-2 under the Act dated February 12, 2002 (Investment Company Act Release No. 25415) (the “Order”). The Order permits Harbor Capital Advisors and Harbor Funds to enter into and materially amend investment subadvisory agreements without shareholder approval.

The second condition of the Order requires the following: “Each Fund will disclose in its prospectus the existence, substance and effect of any order granted pursuant to the application. In addition, each Fund will hold itself out to the public as employing the management structure described in the application. The prospectus will prominently disclose that the New Adviser has the ultimate responsibility to oversee Portfolio Managers and recommend their hiring, termination and replacement” (emphasis added).

We believe that the inclusion of a concise statement in the summary prospectus regarding the manager-of-managers approach employed by Harbor Capital Advisors and the Harbor Funds is both required by the “prominent disclosure” condition of our Order and consistent with the Commission’s goal of ensuring that the summary prospectus provide investors with “key information about the fund that investors can use to evaluate and compare the fund” (see Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Release Nos. 33-8998 and IC-28584, January 13, 2009). The manager-of-managers approach used by Harbor Capital Advisors and Harbor Funds is a differentiating factor that investors should be made aware of as they evaluate whether to invest in a Harbor fund. We believe that placing the manager-of-managers disclosure only in the statutory prospectus would not be consistent with the spirit of the Order. As a result, we will continue to include the language in the summary prospectus.

COMMENT 20 (Prospectus – Fund Summary – Management)

Item 5 of Form N-1A only permits the name, title and length of service of the portfolio manager.

Response:	Comment No. 20 is not accepted. We believe that we have complied with the requirements of Item 5 and intend to keep the description of the portfolio manager as currently written.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 12, 2010

COMMENT 21 (Prospectus – Fund Summary – Buying and Selling Fund Shares)

Delete the second sentence under “Buying and Selling Fund Shares”.

Response:

Comment No. 21 is not accepted. We believe that we have complied with the requirements of Item 6 of Form N-1A and this language is consistent with the disclosures in each of the 27 other series of Harbor Funds, which were previously filed with and reviewed by the Commission. Additionally, we believe this disclosure further clarifies the procedures for redeeming shares as required by Item 6(b) of Form N-1A.

COMMENT 22 (Prospectus – Fund Summary – Buying and Selling Fund Shares)

Delete the sentence that begins “Investors who wish to purchase...” under the table in “Buying and Selling Fund Shares”.

Response:

Comment No. 22 is not accepted. We believe that we have complied with the requirements of Item 6 of Form N-1A and this language is consistent with the disclosures in each of the 27 other series of Harbor Funds, which were previously filed with and reviewed by the Commission.

COMMENT 23 (Prospectus – Fund Summary – Buying and Selling Fund Shares)

Delete the sentence that begins “The minimums may be reduced...” and the following sentence under the table in “Buying and Selling Fund Shares”.

Response:

Comment No. 23 is not accepted. We believe that we have complied with the requirements of Item 6(a) of Form N-1A and this language is consistent with the disclosures in each of the 27 other series of Harbor Funds, which were previously filed with and reviewed by the Commission.

COMMENT 24 (Prospectus – Fund Summary – Buying and Selling Fund Shares)

Delete the last paragraph under “Buying and Selling Shares”.

Response:	Comment No. 24 is accepted.

COMMENT 25 (Prospectus – Fund Summary – Tax Information)

Please include language that taxes may be deferred if held within a tax-deferred account.

Response:

Comment No. 25 is not accepted. We believe that our disclosure is clear, as we note, “The Fund’s distributions are generally taxable to you … unless you are investing through an IRA, 401(k) or other tax-advantaged investment plan.”

COMMENT 26 (Prospectus – The Fund’s Investments)

Please include a statement indicating whether a Fund’s investment objective may change without shareholder approval.

Response:	Comment No. 26 is accepted.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 12, 2010

COMMENT 27 (Prospectus – The Fund’s Investments)

If derivative instruments are a principal strategy, they should be included in the Fund Summary in response to Item 4 of Form N-1A.

Response:

Comment No. 27 is accepted. We note that derivative instruments are referenced prominently in the “Principal Investment Strategy” and “Principal Risks” sections of the prospectus. Additional information about the use of derivative instruments by the Fund is included after the Fund Summary to supplement the information available to potential investors in the Fund Summary. To avoid any confusion regarding the use of derivatives by the Fund, we have removed the heading regarding “Information about the Fund’s Other Investments” as that may suggest the use of derivatives may not be part of the Fund’s principal investment strategy.

COMMENT 28 (Prospectus – The Adviser and Subadviser)

Please provide the information on the subadviser as required under Item 10(a)(1)(i) and (iii) of Form N-1A.

Response:	We have included the name and address of the Subadviser in the Fund Summary section under Management and believe we have satisfied the disclosure required by Item 10(a)(1)(i).

The disclosure required by Item 10(a)(1)(iii) is included directly under the table of the annual advisory fee rates.

COMMENT 29 (Prospectus – The Adviser and Subadviser)

Please make it clear that the composite performance shown is that of the subadviser and not the performance of the Fund.

Response:

We do include the following language in bold: “The historical performance of the Unconstrained Bond Composite is not that of the Harbor Unconstrained Bond Fund and is not necessarily indicative of the Fund’s future results.” In addition, the heading on the page and directly above the performance numbers is “PIMCO Unconstrained Bond Composite Performance”. We believe this is sufficiently clear that the performance shown is that of the subadviser and not the performance of the Fund.

COMMENT 30 (Prospectus – Back Cover)

Please update the last four digits of the zip code of the Commission to “1520”.

Response:	Comment No. 30 is accepted.

COMMENT 31 (Statement of Additional Information – Front Cover)

Disclose the share classes and ticker symbols for each of the Funds on the cover of the statement of additional information.

Response:	Comment No. 31 is accepted.

COMMENT 32 (Statement of Additional Information – Front Cover)

Include language that the updated financials for the funds, along with the auditor’s consent is available, free of charge.

Response:	Comment No. 32 is accepted.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 12, 2010

COMMENT 33 (Statement of Additional Information – Additional Policies and Investment Techniques)

The SAI describes that the Fund may employ certain “active” currency and interest rate management techniques. If these are intended to be active strategies, they should be disclosed within the prospectus “Principal Investment Strategy” section.

Response:

Comment No. 33 is accepted. We have removed reference to those “active” currency and interest rate management techniques in the front of the SAI as the location of that disclosure may inadvertently suggest that those techniques have not otherwise been referenced in the prospectus. We believe that the existing disclosure in the “Principal Investment Strategy” section together with the disclosure under the section “Derivative Instruments” in the prospectus adequately describe the Fund’s principal investment strategies.

COMMENT 34 (Statement of Additional Information – Investment Policies – Duration)

Please include a definition of duration in the Fund’s prospectus.

Response:

Comment No. 34 is not accepted. We provide an example of how duration works under “Interest rate risk” in the Fund Summary and believe the example should adequately inform investors as to how duration would impact the Fund’s portfolio. We believe that investors who want more information would be better served by contacting Harbor Funds using the toll free number than by trying to include definitions of financial terms in the Fund’s prospectus.

COMMENT 35 (Statement of Additional Information – Fundamental Investment Restrictions)

Please describe why privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interest in any industry.

Response:

We note generally that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. The Fund treats mortgage-backed securities which are composed entirely of pools of mortgages which are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments which would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities are the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective.

*            *            *            *             *            *            *

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 12, 2010

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund’s operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.

2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.
Dechert LLP

David G. Van Hooser

Anmarie S. Kolinski

Charles F. McCain, Esq.

Erik D. Ojala, Esq.

Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.